UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. __)

Snyder's-Lance, Inc.
(Name of Issuer)

Common Stock, $0.83-1/3 par value
(Title of Class of Securities)

833551 104
(CUSIP Number)

Adam G. Ciongoli

Senior Vice President and
 General Counsel

Campbell Soup Company

One Campbell Place

Camden, New Jersey 08103-1799

with a copy to:

Michael J. Aiello, Esq.
Eoghan P. Keenan, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 833551 104

1.	Name of Reporting Person Campbell Soup Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: New Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 12,851,757*
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,851,757*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 13.2%*
14.	Type of Reporting Person (See Instructions): CO

*
As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreement (as defined in Item 3), based on 97,237,528 shares of Common Stock outstanding as of December 15, 2017, the Reporting Person may be deemed to have beneficial ownership of 12,851,757 shares of Common Stock, which is equal to 13.2% of the voting power of issued and outstanding shares of Common Stock as of December 15, 2017.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Campbell Soup Company that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

1.	Name of Reporting Person Twist Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: North Carolina
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 12,851,787*
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,851,787*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 13.2%*
14.	Type of Reporting Person (See Instructions): CO

*
As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreement (as defined in Item 3), based on 97,237,528 shares of Common Stock outstanding as of December 15, 2017, the Reporting Person may be deemed to have beneficial ownership of 12,851,757 shares of Common Stock, which is equal to 13.2% of the voting power of issued and outstanding shares of Common Stock as of December 15, 2017.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Twist Merger Sub that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

SCHEDULE 13D
Item 1.	Security and Issuer.

This Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.83-1/3 per share (the "Common Stock") of Snyder's-Lance, Inc., a North Carolina corporation (the "Issuer"). The Issuer's principal executive offices are located at 13525 Ballantyne Corporate Place, Charlotte, NC 28277.

Item 2.	Identity and Background .

This Schedule 13D is being filed by (i) Campbell Soup Company, a New Jersey corporation ("Campbell"), with a principal business address of One Campbell Place, Camden, NJ 08103 and (ii) Twist Merger Sub ("Merger Sub"), a North Carolina corporation, with a principal business address One Campbell Place, Camden, NJ 08103 (each of Campbell and Twist Merger Sub, a "Reporting Person") and, collectively, the "Reporting Persons").

The principal business of Campbell is as a manufacturer and marketer of high-quality, branded food and beverage products. Merger Sub is an indirect, wholly owned subsidiary of Campbell, and was recently incorporated for the purpose of the Merger (as defined below) upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below).

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of each Reporting Person (the "Scheduled Persons") that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than Campbell, of any corporation or other organization in which such employment is conducted), and (d) citizenship. Except as set forth otherwise on Annex A, each person identified on Annex A is a citizen of the United States.

During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreement (as defined in Item 4 below) by Campbell, Merger Sub and the Voting Parties (as defined below).  As a result of Merger Sub being its indirect, wholly owned subsidiary, Campbell may be deemed to share beneficial ownership of the Subject Shares that Merger Sub may be deemed to beneficially own.  No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreement.  The Voting Parties (as defined below) will receive the same consideration per share of Common Stock as other shareholders receive pursuant to the terms of the Merger Agreement.

In connection with entering into the Merger Agreement, on December 18, 2017, Campbell entered into that certain Bridge Commitment Letter, by and among Campbell, Credit Suisse Securities (USA) LLC and Credit Suisse AG (the "Debt Commitment Letter"). Pursuant to the Debt Commitment Letter, the arranger thereunder has committed to obtain a 364-day senior unsecured bridge term loan credit facility in an aggregate principle amount of up to $6,200,000,000, which facility is anticipated to be replaced or refinanced by Campbell's issuance of any combination of (i) senior unsecured notes through a public offering or in a private placement and/or (ii) senior unsecured term loans made on or prior to the closing date of the Merger.

Item 4.	Purpose of Transaction

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

Merger Agreement

On December 18, 2017, Campbell, Merger Sub, and the Issuer, entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Campbell.  Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger, each share of Common Stock issued and outstanding as of immediately prior to the effective time (other than shares held by (1) Campbell, Merger Sub, the Issuer (including shares held in treasury) or their respective subsidiaries) will be cancelled and automatically converted into the right to receive cash in an amount equal to $50.00, without interest thereon (the "Per Share Amount").

In addition, as of the effective time of the Merger, (i) each stock option of the Issuer that is outstanding and unexercised immediately before the effective time of the Merger will vest in accordance with the terms applicable to such stock option and be cancelled and convert into the right to receive a cash payment equal to the excess, if any, of the Per Share Amount over the exercise price of such stock option, (ii) all restricted stock will vest in accordance with the terms applicable to such restricted stock and thereafter be treated as Common Stock and convert into the right to receive an amount in cash equal to the Per Share Amount, and (iii) each restricted share unit ("RSU") of the Issuer will vest in accordance with the terms applicable to such RSU and convert into the right to receive an amount in cash, without interest, equal to the product of the Per Share Amount and the number of shares of Common Stock subject to such RSU.

Consummation of the Merger is subject to certain conditions, including, among others: (i) obtaining the requisite affirmative vote of the Issuer's shareholders to approve the Merger Agreement and consummate the Merger; (ii) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (iii) the absence of any order or legal requirement issued or enacted by any court or other governmental authority, which is in effect and prevents the consummation of the Merger. The obligations of Campbell and the Issuer are also subject to customary conditions to close relating to the accuracy of the other party's representations and warranties and the performance, in all material respects, by the other party of its obligations under the Merger Agreement.

The Merger Agreement provides that at the effective time of the Merger, the initial officers and directors of the Surviving Corporation will be the officers and directors of Merger Sub as of immediately prior to the effective time of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

In addition, the Merger Agreement provides that: (1) the articles of incorporation will be amended in their entirety to read substantially identically to the articles of incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger, and such amended articles of incorporation will become the articles of incorporation of the Surviving Corporation (except that the name of the Surviving Corporate shall be Snyder's-Lance, Inc.); and (2) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation (except that the name of the Surviving Corporation shall be "Snyder's-Lance, Inc.") and shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

Promptly after the effective time of the Merger, the Common Stock shall (a) be delisted from the NASDAQ Stock Market and (b) deregistered under the Securities Exchange Act. As a result, there will be no public market for such shares and the Issuer's reporting obligations under the Securities Exchange Act will be suspended and/or terminated.

Voting Agreement

In connection with the execution of the Merger Agreement, Campbell entered into a Voting Agreement (the "Voting Agreement") with certain shareholders named on Annex B hereto (each, a "Voting Party" and together the "Voting Parties"). The Voting Agreement provides that, among other things, the Voting Parties will generally vote the shares of Common Stock set forth opposite such Voting Party's name on Schedule A thereto and any shares of Common Stock that such Voting party comes to hold and be entitled to vote (or direct the voting of) after the date of the Voting Agreement and before its expiration (together, the "Subject Shares"), (1) in favor of approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger and (2) against any alternative acquisition proposal.  Additionally, each Voting Party has granted Campbell an irrevocable proxy to vote the shares of Common Stock held by such Voting Party in favor of the approval of the Merger Agreement and against any alternative acquisition proposal.  Each Voting Party has also agreed to certain restrictions on the transfer of its shares of Common Stock, subject to the terms and conditions set forth in the Voting Agreement.

The Voting Agreement provides that it will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement, (iii) the written agreement of the parties to the Voting Agreement and (iv) upon any amendment, modification, waiver or other change to any provision of the Merger Agreement, as in effect on the date hereof, that (A) is materially adverse to a Voting Party from a financial point of view, including any reduction in the amount or change to the form of consideration payable to any Voting Party, or (B) would materially delay or materially impede the ability of the parties to the Merger Agreement to consummate the transactions contemplated by the Merger Agreement.

The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Voting Agreement are referenced herein as Exhibits 1 and 2, respectively and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for Campbell, through Merger Sub, to acquire control of, and the entire equity interest in, the Issuer.  Campbell required that the Voting Parties agree to enter into the Voting Agreement to induce Campbell and Merger Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.

Except as set forth in or incorporated by reference in this Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons in connection with the Voting Agreement, the Reporting Persons have not acquired and do not beneficially own any shares of Common Stock. The Reporting Persons are not entitled to any rights as shareholders of the Issuer as to the shares of Common Stock covered by the Voting Agreement, except as expressly provided in the Voting Agreement. This Schedule 13D shall not be construed as an admission by the Reporting Persons that those persons are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best of the knowledge of either of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of Common Stock or have any right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of the knowledge of the Reporting Persons, the information required by Item 2 of Schedule 13D for each of the Voting Parties with whom the Reporting Persons may be deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by such Voting Parties. However, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer as to the Subject Shares, except as otherwise expressly provided in the Voting Agreement, and (ii) neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

The Reporting Persons hereby disclaim that they constitute a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with the Voting Parties.

(c) Neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A, has effected any transactions in the shares of Common Stock during the past sixty days, except that Mr. Bennett Dorrance is the indirect beneficial owner of 57 shares of Common Stock that were purchased by a family limited liability company in a market transaction for $50.18 per share on December 18, 2017. The investment decision was made by a third party asset manager as part of a routine rebalancing of a portfolio indexed to the Russell 3000, and was made without Mr. Dorrance's prior knowledge.

(d) To the best of the knowledge of the Reporting Persons, no person (other than the Voting Parties) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated by reference in this Item 6.   Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any of the persons listed in Annex A, or between such persons and any other person, with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

1
Agreement and Plan of Merger, dated December 18, 2017, by and among Campbell Soup Company, Twist Merger Sub, Inc. and Snyder's-Lance, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on December 18, 2017).

2
Voting Agreement, dated December 18, 2017, by and among, Campbell Soup Company, the Particia A Warehime Revocable Deed of Trust, Warehime 2016 GRAT #1, the Warehime 2017 GRAT #2, the Warehime 2012 Dynasty Trust for the benefit of Susan A. Rupp, the Warehime 2012 Dynasty Trust for the benefit of Katherine A. Mininger, the Warehime 2012 Dynasty Trust for the benefit of Elizabeth A. Warehime, the Michael & Patricia Warehime 1995 Irrevocable Trust for the benefit of Daughters, the Michael A. Warehime 2010 Trust for the benefit of Margaret Anne Mininger, the Michael A. Warehime 2010 Trust for the benefit of Harrison Michael Rupp, the Michael A. Warehime 2010 Trust for the benefit of Sophie Ann Mininger and the Michael A. Warehime Trust for the benefit of Evan Michael Rupp (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on December 18, 2017).

3	Joint Filing Agreement, dated as of December 28, 2017, by and between Campbell Soup Company and Twist Merger Sub, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as December 28, 2017

CAMPBELL SOUP COMPANY

By:	/s/ Charles A. Brawley
Name:	Charles A. Brawley
Title:	Vice President, Corporate Secretary and Associate General Counsel

TWIST MERGER SUB, INC.

By:	/s/ Charles A. Brawley
Name:	Charles A. Brawley
Title:	Assistant Secretary

ANNEX A

Information Concerning Executive Officers and
Directors of Campbell Soup Company

Set forth below are the name and present principal occupation of each director and executive officer of Campbell Soup Company as of the date hereof.  Unless otherwise indicated, (x) the executive officer's or director's business address is located at One Campbell Place, Camden, NJ 08103, (y) the name, principal business and address of the corporation or other organization in which an executive officer's or director's employment is conducted refers to Campbell as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation & Principal Business Address
Executive Officers
Mark R. Alexander	Senior Vice President
Carlos J. Barroso	Senior Vice President
Edward J. Carolan	Senior Vice President
Adam G. Ciongoli	Senior Vice President and General Counsel
Anthony P. DiSilvestro	Senior Vice President and Chief Financial Officer
Robert J. Furbee	Senior Vice President
Bethmara Kessler	Senior Vice President
Luca Mignini*	Senior Vice President
Denise M. Morrison	President and Chief Executive Officer
Robert W. Morrissey	Senior Vice President and Chief Human Resources Officer
Board of Directors
Fabiola R. Arredondo	Founder / Managing Partner, Siempre Holdings c/o Campbell Soup Company, One Campbell Place, Camden, NJ 08103
Howard M. Averill	Chief Financial Officer, Time Warner Inc. One Time Warner Center, New York, New York 10019-8016
Bennett Dorrance	Managing Director, DMB Associates 7600 E. Doubletree Ranch Road, Scottsdale, Arizona 85258
Randall W. Larrimore	Director, Campbell Soup Company
Marc B. Lautenbach	Chief Executive Officer, Pitney Bowes Inc. 3001 Summer Street, Stamford, Connecticut 06926
Mary Alice D. Malone	President, Iron Spring Farm, Inc. 75 Old Stottsville Road, Coatesville, Pennsylvania 19320
Sara Mathew	Director, Campbell Soup Company
Keith R. McLoughlin	Director, Campbell Soup Company
Denise M. Morrison	President and Chief Executive Officer, Campbell Soup Company
Nick Shreiber	Director, Campbell Soup Company
Archbold D. van Beuren	Director, Campbell Soup Company
Les C. Vinney	Director, Campbell Soup Company

* Luca Mignini is a citizen of Italy.

Information Concerning Executive Officers and
Directors of Twist Merger Sub, Inc.

Set forth below are the name and present principal occupation of each director and executive officer of Twist Merger Sub, Inc. as of the date hereof.  Unless otherwise indicated, (x) the executive officer's or director's business address is located at One Campbell Place, Camden, NJ 08103, (y) the name, principal business and address of the corporation or other organization in which an executive officer's or director's employment is conducted refers to Campbell as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of the United States of America..

Name	Present Principal Occupation & Principal Business Address
Executive Officers
Denise M. Morrison	President and Chief Executive Officer
Luca Mignini*	Senior Vice President
Anthony P. DiSilvestro	Senior Vice President and Chief Financial Officer
Richard J. Landers	Vice President – Tax and Real Estate
Ashok Madhavan**	Vice President & Treasurer
Stanley Polomski	Vice President & Controller
Raymond E. Liguori	Vice President – Corporate Development
James Diehl	Director of Tax Accounting & Compliance
Tara L. Smith	Deputy Corporate Secretary and Senior Corporate Counsel
Charles Brawley	Vice President, Corporate Secretary & Associate General Counsel
Board of Directors
Raymond E. Liguori	Vice President – Corporate Development

* Luca Mignini is a citizen of Italy.
** Ashok Madhavan is a citizen of Malaysia.

ANNEX B

Name of Voting Party	Number of Shares of Common Stock
PATRICIA A. WAREHIME REVOCABLE DEED OF TRUST	8,953,547
WAREHIME 2016 GRAT #1	2,044,738
WAREHIME 2017 GRAT #1	1,546,783
WAREHIME 2012 DYNASTY TRUST FOR THE BENEFIT OF SUSAN A. RUPP	72,739
WAREHIME 2012 DYNASTY TRUST FOR THE BENEFIT OF KATHERINE A. MININGER	72,739
WAREHIME 2012 DYNASTY TRUST FOR THE BENEFIT OF ELIZABETH A. WAREHIME	72,739
MICHAEL & PATRICIA WAREHIME 1995 IRREVOCABLE TRUST FOR THE BENEFIT OF DAUGHTERS	51,983
MICHAEL A. WAREHIME 2010 TRUST FOR THE BENEFIT OF MARGARET ANNE MININGER	10,145
MICHAEL A. WAREHIME 2010 TRUST FOR THE BENEFIT OF HARRISON MICHAEL RUPP	9,391
MICHAEL A. WAREHIME 2010 TRUST FOR THE BENEFIT OF SOPHIE ANN MININGER	8,853
MICHAEL A. WAREHIME 2010 TRUST FOR THE BENEFIT OF EVAN MICHAEL RUPP	8,100

EXHIBIT INDEX

Exhibit No.	Description

1
Agreement and Plan of Merger, dated December 18, 2017, by and among Campbell Soup Company, Twist Merger Sub, Inc. and Snyder's-Lance, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on December 18, 2017).

2
Voting Agreement, dated December 18, 2017, by and among, Campbell Soup Company, the Particia A Warehime Revocable Deed of Trust, Warehime 2016 GRAT #1, the Warehime 2017 GRAT #2, the Warehime 2012 Dynasty Trust for the benefit of Susan A. Rupp, the Warehime 2012 Dynasty Trust for the benefit of Katherine A. Mininger, the Warehime 2012 Dynasty Trust for the benefit of Elizabeth A. Warehime, the Michael & Patricia Warehime 1995 Irrevocable Trust for the benefit of Daughters, the Michael A. Warehime 2010 Trust for the benefit of Margaret Anne Mininger, the Michael A. Warehime 2010 Trust for the benefit of Harrison Michael Rupp, the Michael A. Warehime 2010 Trust for the benefit of Sophie Ann Mininger and the Michael A. Warehime Trust for the benefit of Evan Michael Rupp (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC by Campbell Soup Company on December 18, 2017).

3	Joint Filing Agreement, dated as of December 28, 2017, by and between Campbell Soup Company and Twist Merger Sub, Inc.